EXHIBIT 99.2

Press Release

Kazakhstan: Total Launches Phase 3 of the Dunga Field

Paris, July 4, 2019 - Total and its partners have approved the launch of Phase 3 development of the onshore Dunga field in the Mangystau Region of western Kazakhstan.

Phase 3 of the Total-operated field will consist of adding wells to the existing infrastructure and upgrading the processing plant to increase its capacity by 10% to 20,000 barrels of oil per day by 2022. This will add production of more than 70 million barrels of reserves.

The development has been made possible thanks to the approval by the Government of the Republic of Kazakhstan of a 15-year extension of the Production Sharing Agreement (PSA) for the field, originally signed in 1994 and due to expire in 2024.

The project requires a $300 million investment and will create 400 more direct jobs in the region at the peak of construction activity.

"This low-investment-cost-per-barrel development maximizes the field’s potential and extends plateau production," said Arnaud Breuillac, President, Exploration & Production at Total. "This new development phase, combined with the Dunga field license extension, helps unlock 70 million barrels of additional reserves, which represents a significant development for Kazakhstan."

The Dunga oil field is operated by Total (60%), alongside Oman Oil Company (20%) and Partex (20%).

Total in Kazakhstan

Active in Kazakhstan since 1992, Total employs about 380 people in the country.

The Group is one of the main shareholders in the North Caspian Project consortium in charge of developing the giant Kashagan field (16.81%) and operates the Dunga project (60%).

Total is also expanding a distribution network in Central Asia for Total-branded lubricants, developing renewable energy projects via its subsidiary Total Eren, and providing leading industrial power storage solutions via its subsidiary Saft.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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